



09057337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION **106**
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4-79/2

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUEHL CAPITAL CORPORATION

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

14747 CALIFORNIA STREET, SUITE 1

(No. and Street)

OMAHA   NE   68154
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TODD ENGLE   402 391-7977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL ZACHARIA, LLC

(Name – *if individual, state last, first, middle name*)

11404 W DODGE ROAD, SUITE 700	OMAHA	NE	68154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___TODD ENGLE_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___KUEHL CAPITAL CORPORATION_____ , as

of ___DECEMBER 31_____ , 20_08___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td>
GENERAL NOTARY - State of Nebraska
ROBERT A. WOOD
My Comm. Exp. March 9, 2011
</td><td></td></tr>
</table>

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS



FrankelZacharia LLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON BASIC FINANCIAL STATEMENTS

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying balance sheet of Kuehl Capital Corporation as of December 31, 2008, and the related statements of operations and retained earnings, cash flows, and changes in liabilities subordinated to claims of general creditors, for the year then ended. The financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S.A. Those standards require that we plan and perform audits to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.A.

Frankel Zacharia LLC

February 18, 2009

1

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

years of excellence...helping our clients succeed.

Frankel Zacharia, LLC is a Limited Liability Company.   www.fzacpa.com

KUEHL CAPITAL CORPORATION

BALANCE SHEET

DECEMBER 31, 2008

ASSETS
Current assets

Cash and cash equivalents	$	515,362
Warrants held		150,951
Other		889

Total current assets 667,202

Other non-current assets 73,314

TOTAL ASSETS $ 740,516

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities

Accounts payable	$	81,069

Total liabilities 81,069

Stockholder's equity

Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding	1,000
Paid in capital	122,442
Retained earnings	536,005

Total stockholder's equity 659,447

Commitment (Note 5)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 740,516

KUEHL CAPITAL CORPORATION

STATEMENT OF OPERATIONS AND
RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2008

Revenues		
Bond placement fees	$	4,742,075
Warrant placement fees		1,569,487
Other income		68,069
Total revenues		**6,379,631**
Costs and expenses		
Salaries		1,225,000
Broker-dealer service		48,000
Rent		84,846
Employee benefit plans		178,250
Professional fees		15,412
SID processing services		40,000
Depreciation		22,196
Payroll taxes and benefits		57,514
Insurance		92,660
Office		25,082
Telephone		4,949
Licenses and fees		13,952
Charitable		24,166
Dues and subscriptions		8,944
Miscellaneous		18,470
Total costs and expenses		**1,859,441**
NET INCOME		**4,520,190**
Retained earnings at beginning of year		635,815
Distributions to stockholder		(4,620,000)
RETAINED EARNINGS AT END OF YEAR	$	**536,005**

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Reconciliation of cash from operating activities

Net income	$	4,520,190
Adjustments		
Depreciation		22,196
Other		3,266
(Increase) decrease in operating assets		
Warrants held		(66,995)
Other		200
Increase in operating liabilities		
Accounts payable		26,097
Net cash provided by operating activities		**4,504,954**
Cash flows from investing activities		
Other		(10,910)
Cash flows from financing activities		
Distributions		(4,620,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(125,956)**
Cash and cash equivalents at beginning of year		641,318
Cash and cash equivalents at end of year	$	**515,362**

KUEHL CAPITAL CORPORATION

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
 TO CLAIMS OF GENERAL CREDITORS**

YEAR ENDED DECEMBER 31, 2008

Subordinated liabilities at beginning of year	$	--
Net change		--
Subordinated liabilities at end of year	**$**	**--**

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. **Organization and Business**

   Kuehl Capital Corporation (a Nebraska corporation) is a registered broker-dealer providing services related to the placement of Sanitary and Improvement District (SID) warrants and bonds in the greater Omaha, Nebraska area. The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the districts, which is generally controlled by housing and commercial developers.

2. **Significant Accounting and Reporting Policies**

   A. **Basis of Accounting**

   Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the U.S.A. Estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. The accompanying statements do not include estimates that are significant and sensitive, that is, subjective and susceptible to misstatement or bias.

   B. **Cash and Cash Equivalents**

   The Company considers all highly liquid debt instruments with an original maturity at acquisition of three months or less to be cash equivalents.

   C. **Warrants Held**

   The Company is compensated with warrants, which are easily converted to cash. Related revenues are recognized when earned.

   D. **Income Taxes**

   The company is a disregarded entity for income tax reporting. Accordingly, the owner is required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements. The Company makes substantial distributions of income to the owner.

3. **Net Capital Requirements**

   The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000. Net capital, as defined by the Rule was $579,206 at December 31, 2008.

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2006

4. **Employee Benefit Plans**

The Company sponsors a profit-sharing plan for all eligible employees. Contributions to the profit sharing plan are discretionary and were $178,200 in 2008.

5. **Commitment**

Facilities occupied by the Company are leased under an agreement that expires in November 2012 and calls for a base rent plus charges for common area maintenance and taxes. Rental cost during 2008 was $84,800. Future minimum lease commitments under this arrangement follow:

Year	
2009	60,700
2010	60,700
2011	60,800
2012	57,400
	$ 239,600



Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying basic financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2008, and issued our report thereon dated *. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those statements taken as a whole.

Frankel Zacharia, LLC

February 18, 2009

8

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.**496.9100**
fax 402.496.1024

years of excellence...helping our clients succeed.

Frankel Zacharia, LLC is a Limited Liability Company.   www.fzacpa.com

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

Aggregate indebtedness		
Total liabilities	$	81,069
Reconciling items		--
Net aggregate indebtedness	$	**81,069**
Net capital		
Common stock		1,000
Additional paid-in capital		122,442
Retained earnings		536,005
		659,447
Deduct nonallowable assets:		
Net property and equipment		(73,314)
Other		(889)
Securities haircuts:		
Warrants held		(6,038)
		(80,241)
Net capital	$	**579,206**
Capital requirements		
Minimum dollar requirement		100,000
Net capital exceeding requirements		479,206
Net capital	$	**579,206**
Percentage of net capital to required capital		**579.2%**
Percentage of aggregate indebtedness to net capital		**14.0%**

KUEHL CAPITAL CORPORATION

**RECONCILIATION OF NET CAPITAL AGGREGATE INDEBTEDNESS
PER AUDIT REPORT TO CLIENT'S FOCUS REPORT**

DECEMBER 31, 2008

Aggregate indebtedness per FOCUS Report	$	81,069
Reconciling items		--
Aggregate indebtedness per audit report	**$**	**81,069**
Net capital per FOCUS Report		579,206
Reconciling items		--
Net capital per audit report	**$**	**579,206**

KUEHL CAPITAL CORPORATION

**INFORMATION RELATING TO POSSESSION OR
  CONTROL REQUIREMENTS**

DECEMBER 31, 2008

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

<u>**DECEMBER 31, 2008**</u>

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.



FrankelZacharia LLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements and additional information of Kuehl Capital Corporation for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemption provisions of Rule 15c3-3. The Company does not hold securities for customers or perform custodial functions relating to customer securities; accordingly, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

50 years of excellence...helping our clients succeed.

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

Because of inherent limitations in internal control or the practices and procedures referred to above, illegal acts, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. However, as discussed below, we identified one deficiency in internal control over financial reporting that we consider to be a significant deficiency.

A deficiency exists when the design or operation of a control does not allow management, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention of those charged with governance. We consider the deficiency described in the accompanying schedule of findings and responses to be a significant deficiency in internal control over financial reporting.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet SEC objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Frankel Zacharia, LLC

February 18, 2009
Omaha, Nebraska

KUEHL CAPITAL CORPORATION

SCHEDULE OF FINDINGS AND RESPONSES

YEAR ENDED DECEMBER 31, 2008

SIGNIFICANT DEFICIENCY

Financial Reporting

Condition: As in prior years, Company management does not have the ability to prepare financial statements in accordance with generally accepted accounting principles (GAAP) as contemplated by Statement of Auditing Standards 115 "Communicating Internal Control Related Matters Identified in an Audit".

Criteria: Internal controls should be in operation that provide reasonable assurance of the Company's ability to report financial data reliably in accordance with GAAP.

Effect: The Company cannot on its own, comply with regulatory requirements to prepare annual financial statements in accordance with GAAP.

Response: Management has determined it is not cost-beneficial to create a system of internal control that would allow the Company to prepare its own financial statements. Accordingly, the Company engaged the audit firm to assist in the preparation of the statements.



FrankelZacharia LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.**496.9100**
fax 402.496.1024